Exhibit 99.2 ANNUAL GENERAL MEETING 5 November 2020 (Dublin) / 6 November 2020 (Sydney)

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS This Management Presentation contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. James Hardie Industries plc (the “Company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission on Forms 20-F and 6-K, in its annual reports to shareholders, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, representatives of the media and others. Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These forward-looking statements are based upon management's current expectations, estimates, assumptions and beliefs concerning future events and conditions. Readers are cautioned not to place undue reliance on any forward-looking statements. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are unforeseeable and beyond the Company’s control. Many factors could cause actual results, performance or achievements to be materially different from those expressed or implied in this Management Presentation, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the year ended 31 March 2020; changes in general economic, political, governmental and business conditions globally and in the countries in which the Company does business, including the impact of COVID-19; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Management Presentation except as required by law. 2

ANNUAL GENERAL MEETING – CHAIRMAN’S ADDRESS Michael Hammes, Chairman 3 Contents are confidential and subject to disclosure and insider trading considerations

• Xxx • Xxx ANNUAL GENERAL MEETING – ITEMS OF BUSINESS* *Shareholders should refer to the Notice of Annual General Meeting 2020 for the full text and background to each resolution set forth in the presentation

RESOLUTION 1: Financial Statements and Reports for Fiscal Year 2020 • To receive and consider the financial statements and the reports of the Board and external auditor for the fiscal year ended 31 March 2020 5

RESOLUTION 1: Financial Statements and Reports for Fiscal Year 2020 PROXY RESULTS: Votes %* For 343,364,485 99.77 Against 334,282 0.10 Open** 429,265 0.13 Abstain 6,405,566 N/A Excluded 0 N/A * Percentages have been rounded 6 ** ‘Open’ means the proxy could vote on the resolution in their discretion

RESOLUTION 2: Remuneration Report for Fiscal Year 2020 • To receive and consider the Remuneration Report of the Company for the fiscal year ended 31 March 2020 7

RESOLUTION 2: Remuneration Report for Fiscal Year 2020 PROXY RESULTS: Votes %* For 341,172,179 97.37 Against 8,803,081 2.51 Open** 426,939 0.12 Abstain 131,309 N/A Excluded 0 N/A * Percentages have been rounded 8 ** ‘Open’ means the proxy could vote on the resolution in their discretion

RESOLUTION 3: Election/Re-election of Directors a. That Moe Nozari be elected as a director b. That Nigel Stein be elected as a director c. That Harold Wiens be elected as a director 9

RESOLUTION 3(a): Election of Director – Moe Nozari PROXY RESULTS: Votes %* For 338,439,637 96.62 Against 11,432,692 3.26 Open** 431,546 0.12 Abstain 229,633 N/A Excluded 0 N/A * Percentages have been rounded 10 ** ‘Open’ means the proxy could vote on the resolution in their discretion

RESOLUTION 3(b): Election of Director – Nigel Stein PROXY RESULTS: Votes %* For 348,899,348 99.59 Against 999,776 0.29 Open** 431,391 0.12 Abstain 202,993 N/A Excluded 0 N/A * Percentages have been rounded 11 ** ‘Open’ means the proxy could vote on the resolution in their discretion

RESOLUTION 3(c): Election of Director – Harold Wiens PROXY RESULTS: Votes %* For 349,745,000 99.84 Against 157,244 0.04 Open** 431,441 0.12 Abstain 199,823 N/A Excluded 0 N/A * Percentages have been rounded 12 ** ‘Open’ means the proxy could vote on the resolution in their discretion

RESOLUTION 4: Authority to Fix the External Auditor’s Remuneration • That the Board be authorised to fix the remuneration of the external auditor for the fiscal year ended 31 March 2021 13

RESOLUTION 4: Authority to Fix the External Auditor’s Remuneration PROXY RESULTS: Votes %* For 348,956,879 99.59 Against 969,020 0.28 Open** 452,134 0.13 Abstain 150,325 N/A Excluded 0 N/A * Percentages have been rounded 14 ** ‘Open’ means the proxy could vote on the resolution in their discretion

RESOLUTION 5: Grant of Fiscal Year 2021 Return on Capital Employed Restricted Stock Units • Approve the grant of Return on Capital Employed (ROCE) Restricted Stock Units (RSUs) under the 2006 LTIP (as amended) to James Hardie’s Director and Chief Executive Officer, Dr. Jack Truong for the fiscal year 2021 15

RESOLUTION 5: Grant of Fiscal Year 2021 Return on Capital Employed Restricted Stock Units PROXY RESULTS: Votes %* For 334,790,194 95.57 Against 15,100,138 4.31 Open** 426,389 0.12 Abstain 216,787 N/A Excluded 0 N/A * Percentages have been rounded 16 ** ‘Open’ means the proxy could vote on the resolution in their discretion

RESOLUTION 6: Grant of Fiscal Year 2021 Relative Total Shareholder Return RSUs • Approve the grant of Relative Total Shareholder Return (TSR) RSUs to James Hardie’s Director and Chief Executive Officer, Dr. Jack Truong for the fiscal year 2021 17

RESOLUTION 6: Grant of Fiscal Year 2021 Relative TSR RSUs PROXY RESULTS: Votes %* For 332,145,315 94.82 Against 17,742,659 5.06 Open** 430,189 0.12 Abstain 215,345 N/A Excluded 0 N/A * Percentages have been rounded 18 ** ‘Open’ means the proxy could vote on the resolution in their discretion

RESOLUTION 7: Renewal of Authority for Directors to Issue James Hardie Shares for Cash without first offering Shares to existing Shareholders • Approve the renewal of the Board’s authority to issue Shares for cash consideration without first offering them to existing Shareholders for an additional period, to expire on 7 August 2024 19

RESOLUTION 7: Renewal of Authority for Directors to Issue James Hardie Shares for Cash without first offering Shares to existing Shareholders PROXY RESULTS: Votes %* For 336,844,816 96.15 Against 13,073,337 3.73 Open** 429,698 0.12 Abstain 185,657 N/A Excluded 0 N/A * Percentages have been rounded 20 ** ‘Open’ means the proxy could vote on the resolution in their discretion

RESOLUTION 8: Amendments to the Company’s Articles of Association • Approve certain amendments to the Company’s Articles of Association* in order to provide a more modern and flexible means of communicating with shareholders and conducting the Company’s business in the future * As set out in full in the Annexure of the Notice of Annual General Meeting 2020 21

RESOLUTION 8: Amendments to the Company’s Articles of Association PROXY RESULTS: Votes %* For 272,729,512 77.90 Against 76,923,301 21.97 Open** 433,345 0.13 Abstain 447,350 N/A Excluded 0 N/A * Percentages have been rounded 22 ** ‘Open’ means the proxy could vote on the resolution in their discretion

RESOLUTION 9: Approval of James Hardie 2020 Non-Executive Director Equity Plan and Issue of Shares Thereunder • Approve the James Hardie 2020 Non-Executive Director Equity Plan and the issue of Shares for cash to participants for the next three years 23

RESOLUTION 9: Approval of James Hardie 2020 Non-Executive Director Equity Plan and Issue of Shares Thereunder PROXY RESULTS: Votes %* For 338,690,252 96.85 Against 10,598,026 3.03 Open** 423,479 0.12 Abstain 789,258 N/A Excluded 32,493 N/A * Percentages have been rounded 24 ** ‘Open’ means the proxy could vote on the resolution in their discretion

ANNUAL GENERAL MEETING – OTHER ITEMS OF BUSINESS 25 Page 25

ANNUAL GENERAL MEETING